UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 161st MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 27 2010

1. DATE, TIME AND PLACE: October 27 (Twenty-Seven), 2010, at 10:00 (ten o'clock) a.m., at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2.CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A.

3. ATTENDANCE: All members of the Board of Directors ("Board") and the majority of the Board of Executive Officers.

4. PRESIDING: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders' Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics on the Agenda were examined, the subjects at issue were discussed and the following resolutions were taken by unanimous vote and without any restrictions:

(i)        Cognizance was taken of the Work Plan of the Board Advisory Commissions during the month of October;

(ii)       Cognizance was taken regarding of the reopening of the Restricted Hearing for Amendment of the Rules of the Novo Mercado by the BM&FBOVESPA S.A. for clarification and confirmation of the votes cast by the listed companies in relation to items 3.1.2 (iii) and 15.5 (iii);

(iii)      Cognizance was taken of the highlights of the Company's accrued earnings through the month of September, reported by the CEO;

(iv)      Approval of the minutes of the 159th and 160th Meetings of the Board of Directors held on September 29 and October 7, 2010, respectively;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(v)       (vi) Approval, pursuant to item "u" of Article 18 of the Bylaws of the Company and pursuant to Board of Executive Officers' Resolution No. 2010111, the change in conditions of personal guarantees to be provided by CPFL Energia to the finance contracts through the opening of a credit facility (the "FINANCING CONTRACTS") to be signed between the subsidiary CPFL Comercialização Brasil S.A. ("CPFL Brasil" or the "BENEFICIARY") and the Banco Nacional do Desenvolvimento Econômico e Social ("BNDES"), Banco Itaú BBA S/A ("Itaú BBA") and Banco do Brasil S/A ("Banco do Brasil"), whose funds are intended for investments in the Baía Formosa Project, composed of the subsidiary CPFL Bio Formosa S.A. ("CPFL Bio Formosa" or "INTERVENING AGENT"), to meet the conditions established in the Decisions of the Board of Executive Officers of the BNDES Nos. 1.759/2010, 1.760/2010 and 1.761/2010, taken at a meeting held October 14, 2010;

(v.ii)    Recommended to the Company's representatives on the management bodies and general meetings of the BENEFICIARY and the INTERVENING AGENT, to vote to approve the resolutions relating to matters contained in the item "v.i" above, pursuant to the respective Board of Executive Officers' Resolutions No. 2010119 and 2010021;

(vi)      (vi.i) Approval pursuant to item "u" of Article 18 of the Bylaws of the Company and pursuant to Board of Executive Officers' Resolution No. 2010112, the change in conditions of personal guarantees to be provided by CPFL Energia to the financing contracts through the opening of a credit facility (the "FINANCING CONTRACTS") to be signed between the subsidiary CPFL Brasil (the "BENEFICIARY"), the BNDES and Itaú BBA, whose funds are intended for investments in the Usina da Pedra Project, composed of the subsidiaries CPFL Bio Pedra S.A. (“CPFL Bio Pedra”), CPFL Bio Ipê S.A. (“CPFL Bio Ipê”) and CPFL Bio Buriti S.A. (“CPFL Bio Buriti" and, together with the others, the "INTERVENING AGENTS") pursuant to the terms and conditions of the Decision of the Board of Executive Officers of the BNDES that may be presented at a meeting scheduled for next November at a date yet to be set;

(vi.ii)   Recommended to the Company's representatives on the management bodies and general meetings of the BENEFICIARY and INTERVENING AGENTS to cast favorable votes for approval of resolutions relating to matters contained in item "vi.i" above, pursuant to the respective Board of Executive Officers' Resolutions Nos. 2010120, 2010016, 2010010 and 2010016.

It is herein recorded that the subjects in items "v" and "vi" above, and their sub-items, were the object of previous resolutions, recorded in item "ix" of the Minutes of the 149th Meeting of the Board of Directors held on February 24, 2010, and in item "ix" of the Minutes of the 151st Meeting of the Board of Directors held on March 31, 2010;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(vii)     (vii.i) Approved pursuant to item "u" of Article 18 of the Bylaws of the Company and pursuant to Board of Executive Officers' Resolutions No. 2010113, the change in guarantee conditions to be provided by CPFL Energia for financing contracts through the opening of a credit facility (the "FINANCING CONTRACTS") to be signed by the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia ("RGE" and, together with the others, the "BENEFICIARIES") and the BNDES, through an indirect operation with Itaú BBA and Banco do Brasil, and a direct operation with the BNDES, in the FINEM and FINAME-PSI modalities, in order to invest in expansion and modernization of its electricity assets for the 2010-2011 biennium, pursuant to the respective Decisions of the Board of Executive Officers of the BNDES Nos. 1788/2010, 1793/2010 and 1792/2010, taken at a meeting held October 19, 2010;

(vii.ii) Recommended to the Company's representatives on the Boards of Directors of the BENEFICIARIES to vote to approve the resolutions relating to matters contained in the item "vii.i" above, pursuant to the respective Board of Executive Officers' Resolutions Nos. 2010158, 2010127 and 20101791.

It is hereby noted that the matters contained in item "vii" above, and respective sub-items, was the object of a resolution earlier recorded in item "viii" of the Minutes of the 149th Meeting of the Board of Directors held on February 24, 2010, and in item "x" of the Minutes of the 151st Meeting the Board of Directors held on March 31, 2010;

(viii)    Approved pursuant to paragraph 8 of Article 5 of the Bylaws of the Company and pursuant to Board of Executive Officers' Resolution No. 2010109, the contracting of the Banco do Brasil as the depositary of the Company's shares, for an indefinite period as of January 1, 2011, with the possibility of withdrawal at any time and recommended that the representatives of the Company on the management bodies of the CPFL Paulista, CPFL Piratininga, CPFL Brasil, CPFL Geração de Energia S.A. (“CPFL Geração”), RGE, Companhia Jaguari de Energia (“CPFL Jaguari”), CPFL Jaguariúna S.A. ("CPFL Jaguariúna"), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Geração de Energia (“Jaguari de Geração”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), cast favorable votes to approve the contracting of Banco do Brasil, pursuant to the terms and conditions contained in the respective resolutions of the Board of Executive Officers' Resolutions Nos. 2010150, 2010122, 2010109, 2010076, 20101784, 2010079, 2010009, 2010079, 2010079, 2010037, 2010078, 2010009 and 2010082;

(ix)      Recommended to the Company's representatives on the Board of Directors of CPFL Piratininga the vote to approve the sale through auction of property located in the city of Santos/SP to Massachusetts Real Estate Ltda., pursuant to the recommendation contained in Board of Executive Officers' Resolution No. 2010123; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –

Company Registry (NIRE) 353.001.861-33

(x)       Cognizance was taken of the status of the Financial Statements under the IFRS regime - Base September 2010, presented by the Director of Accounting, Mr. Antonio Carlos Bassalo and it was decided to establish an Ad Hoc Commission "to deepen discussions on the criteria regarding accounting rules that will be subject to approval by the Board of Directors. The Members of the Board appointed the Commission members, namely: DANIELA CORCI CARDOSO, LUIZ CLÁUDIO DA SILVA BARROS and SUSANA HANNA STIPHAN JABRA, and asked the Board of Directors' Advisory Department to issue the respective Work Sheet.

6. CLOSURE: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary.

Murilo Cesar Lemos dos Santos Passos	Robson Rocha
Francisco Caprino Neto	Claudio Borin Guedes Palaia
Ricardo Carvalho Giambroni	Martin Roberto Glogowsky
Ana Dolores M. Carneiro de Novaes
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.